August 19, 2009

Mr. Terence O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	ESP Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 0-52506

Dear Mr. O’Brien:

Thank you for your comments dated July 28, 2009 in respect to certain filings for ESP Resources, Inc. on Forms 10-K for the year ended December 31, 2008 and 10-Q for the quarter ended March 31, 2009, that were filed with the Commission on April 15, 2009 and May 20, 2009, respectively.

We enclose herewith a copy of our amended Form 10-Q/A for the quarter ended March 31, 2009 with a redlined copy for your reference. We have also filed this response letter and respective amended filing with the Commission electronically.

The following are our detailed responses to your comments.

Form10-K for the Fiscal Year Ended December 31. 2008

Item7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 23

1.

We note that accounts receivable, net is 56% of total current assets as of December 31, 2008. We further note that accounts receivable, net increased to $450,882 as of December 31, 2008 as compared to the $185,804 balance as of December 31, 2007. Comparing revenues earned for fiscal year 2008 to the pro forma revenues for fiscal year 2007 disclosed on page 46, the significant increase in accounts receivable, net as of December 31, 2008 does not appear to be due to an increase in revenues. Further, we note that accounts receivable, net has continued to increase as of March 31, 2009, even though it appears revenues for the first quarter of fiscal year 2009 decreased from revenues earned for the fourth quarter of fiscal year 2008. Finally, we note that you have not recognized an allowance for doubtful accounts as of December 31, 2008 or March 31, 2009. As such, please provide us with a comprehensive analysis as to how you determined accounts receivable, net is collectible. In this regard, please provide us with an aging of your accounts receivable, net as of March 31, 2009. Please also tell us of the amount outstanding as of March 31, 2009 that has subsequently been collected. Finally, please note that your disclosures in future filings should provide investors with an understanding of the collectability of your most significant current asset (i.e., accounts receivable, net).

Response:

The most significant component of accounts receivable at December 31, 2008, March 31, 2009 and June 30, 2009 is a receivable from Turf Chemistry, Inc. (“Turf”). On February 3, 2009, the Company entered into a non-binding letter of intent to acquire 100% of the stock of Turf in exchange for $500,000 cash and $1,000,000 million in value of stock of ESP Resources, Inc. The letter of intent states that the Purchase and Sale Agreement will be completed and delivered by April 15, 2009. This deadline has not been met, but has been extended indefinitely by a verbal agreement among the parties. Under the terms of the letter of intent, if the purchase is not consummated, the value of the petrochemicals delivered by the Company to Turf will be payable on demand with 5% interest. Based upon the above discussion, management of the Company has continued to deliver products to Turf without requiring payment from them.

Detailed information on accounts receivable is as follows:

	December 31,	March 31,
	2008	2009	June 30, 2009
	(as reported)	(as reported)	(as proposed)
Accounts receivable	$450,882	$505,976	$583,074
Less: Receivable from Turf	(202,192)	(224,380)	(257,363)
Accounts receivable, excluding Turf	$248,690	$281,596	$325,711

Aging of accounts receivable, excluding Turf
Less than 30 days	80.4%	71.3%	73.4%
31 – 60 days	19.6%	23.7%	17.0%
61 – 90 days	0.0%	3.5%	9.1%
Over 90 days	0.0%	1.5%	0.5%
Total	100.0%	100.0%	100.0%

The Company has determined that an allowance for doubtful accounts is not required at December 31, 2008, March 31, 2009 and June 30, 2009. The Company has not incurred bad debt expense in the past and does not believe that these losses are probable to occur in the future. Although the aging of accounts receivable, excluding the Turf receivable, has declined somewhat since December 31, 2008, collections remain strong. Of the accounts receivable, excluding Turf, outstanding at March 31, 2009, less than $2,000 remains uncollected as of June 30, 2009. The Company believes that the Turf receivable is collectible either through the consummation of the acquisition or the collection of cash in the event the merger is not consummated.

We will make the following disclosures related to accounts receivable in our Form 10-Q for the quarter ended June 30, 2009:

Accounts Receivable and Allowance for Doubtful Accounts

The Company generally does not require collateral, and the majority of its trade receivables are unsecured. Our credit terms generally require payment within 30 days from the date of the sale. The carrying amount for accounts receivable approximates fair value.

Accounts receivable consisted of the following as of June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008
Trade receivables	$325,711	$248,690
Trade receivable – Acquisition target	257,363	202,192
Less: Allowance for doubtful accounts	-	-
Net accounts receivable	$583,074	$450,882

In February 2009, the Company entered into a non-binding letter of intent (“Letter of Intent”) to acquire 100% of the outstanding stock of a petrochemicals company (the “Target”). Included in accounts receivable at June 30, 2009 and December 31, 2008 are amounts due from the Target for sales of petrochemicals during 2008 and 2009. These accounts receivable have exceeded the normal 30-day payment terms. Under the terms of our Letter of Intent, if the acquisition is not consummated these receivables will be repaid with five percent interest. Management believes that the accounts receivable from the Target are fully collectible.

Accounts receivable are periodically evaluated for collectability based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. For the six months ended June 30, 2009 and 2008, the Company recorded no provision for doubtful accounts.

Application of Critical Accounting Policies, page 26

Oil and Gas Properties, page 26

2. As your oil and gas properties are 42.6% of your total assets as of December 31, 2008, please revise your disclosures in future filings to;

  Clarify when you are assessing your properties for impairment. Refer to Rule 4-10(c)(3)(ii)(A)(I) of Regulation S-X.
  Provide a detailed description of the methodology used to assess each of your properties for impairment. Please ensure your discussion includes a description of the material assumptions included in the methodology. Please quantify each of the material assumptions used by property for each period presented. To the extent that your material assumptions have changed between the testing periods, please provide an explanation for the change in your assumptions.
  Provide a sensitivity analysis of your assumptions used in estimating the fair value of your properties based on outcomes that are reasonably likely to occur.

Please refer to the guidance in Section 501.14 of the Financial Reporting Codification. Please provide us with the disclosures that you intend to include in future filings based on your most recent evaluation of your oil and gas properties.

Response:

The oil and gas properties were acquired in a reverse acquisition only a few days before year end. By the end of 2009, the Company expects to be able to provide a more thorough assessment of the value of these properties.

We propose to make the following disclosures in future filings:

Unevaluated properties which are excluded from amortization are assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Management considers the following factors in assessing properties for impairment:

Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized. In addition, management assesses the availability of financing on commercially viable terms in order to finance the development of the property. The Company individually evaluated the Block 83 and 84 Project and the Baker 80 Lease. These are the only unevaluated properties owned by the Company; therefore, no properties were evaluated as a group.

At March 31, 2009, the Company determined that there was no impairment of the unevaluated unproved properties. Management determined that no impairment of these properties existed based on the fact that these properties were acquired in the last year, and they continue to represent viable drilling prospects. The most significant factor which will determine the Company’s ability to extract the value from these properties is the ability to obtain financing to drill these properties. If the Company later determines that financing is not available, these properties could be partially or fully impaired at a later date.

Note 1- Basis of Presentation, Nature of Operations and Significant Accounting Policies, page 36

Reverse Merger, page 36

3.

From your disclosures it appears that you are using a purchase price of $901,339 for purposes of allocating the purchase price to the fair value of acquired assets and liabilities in connection with the reverse acquisition. It is unclear to us how you arrived at this amount based on the guidance in SFAS 141, the number of shares Pantera held at the merger date, and the trading price of common stock around the date the material terms transaction were first announced (i.e. December 11, 2008). Please advise. Refer to paragraphs 20-23 of SFAS 141 and EITF 99-12 for guidance.

Response:

This transaction was accounted for as a reverse acquisition of Pantera by ESP Enterprises. At the date of the acquisition Pantera held 4,572,283 shares of common stock. In accordance with paragraph 23 of SFAS 141, the Company determined that the quoted market value of the common stock did not represent the fair value of those shares. As a result, the Company properly used the fair value of the assets acquired to value this transaction.

The Company determined that the quoted market value of the common stock did not represent the fair value of those shares for the following reasons:

  The common stock was thinly traded, and the trading volumes were not adequate to support the value of the number of shares retained by Pantera. In the year before this transaction was contemplated, approximately 1.7 million shares were traded. At this rate it would take approximately 2.6 years to liquidate the stock retained in this transaction assuming no other sales by other parties.

  Valuing the transaction using the quoted market value of the stock would have resulted in a purchase price of between $2.5 million and $3.3 million. Given Pantera was determined to not be a business1 and the transaction was an asset acquisition with a recapitalization of ESP, this would have resulted in recording the assets acquired at a significantly higher value than their estimated fair values. The Company believes that this higher value was not supportable. While the Company believes that the unproved oil and gas properties were not impaired in December 2008, it also believes that the value of those assets had not increased materially from the time they were acquired by Pantera (2008) to the time ESP acquired Pantera.
4.

In the event that you determine the purchase price used for the acquisition of Pantera does not comply with US GAAP, please provide us with a revised purchase price allocation in accordance with paragraphs 37-43 and A14-A28 of SFAS 141. To the extent that you recognize a material portion of the purchase price as goodwill, please provide investors with a detailed explanation of the factors that contributed to the recognition of the goodwill. Refer to paragraphs 51.b. of SFAS 141 for guidance.

Response:

As discussed above, the Company believes that the purchase price used for the acquisition complies with US GAAP; therefore, there has been no revision of the purchase price allocation.

5.

We note your statement that the fair value of the net assets of Pantera approximated their carrying value. As unproven oil and gas properties are Pantera's most significant asset acquired, please provide us with a detailed explanation as to how you estimated the fair value of your unproven oil and gas properties. Please provide us with the valuation assessment prepared for each property.

Response:

The Company determined that the fair value of the oil and gas properties approximated the carrying value based on the fact that both properties were acquired for cash by Pantera less than one year before the date of the acquisition of Pantera by ESP. There was no activity on the properties to significantly increase the value of those properties. Although the price of natural gas decreased since the date of acquisition, the Company determined that the value of these properties did not materially decrease.

The Baker 80 Lease was acquired in August 2008 from the operator of the property. In September 2008, the Company entered into an agreement with an investor to drill and re-enter an exploration well on the property. As a result of this transaction, the Company’s interest in this property changed from a working interest to a royalty interest. The Company determined that the fair value of the property did not change as a result of this transaction, because the potential increase in the value of the property as a result of exploration activity was offset by the decrease in the Company’s interest in the property. The re-entry operations on the exploration well were ongoing as of the date of the reverse acquisition.

The Block 83 and 84 Project was acquired in March 2008. Although this property had a limited amount of production in the fall of 2008, the well had a significant blowout soon after the completion of the well. The Company expects that insurance proceeds will cover the loss that resulted from the blowout, but at December 31, 2008 the probability of the collection of the insurance reimbursement

_______________________
1 Pantera was not a shell company prior to the acquisition because it had more than nominal assets. Pantera was determined to not be a business based upon the lack of inputs and processes that lead to outputs.

was not known. The policy required payment to vendors before reimbursement under the policy. Because of the collapse in credit markets, it was unclear if the operator could pay the vendors before being reimbursed under the policy. However, there were ongoing efforts by the operator to negotiate with vendors and the insurance company to find a solution to the policy language and/or utilize a bridge financing source. Because the well was insured and efforts at a solution were ongoing, management determined that the value of the property had not changed significantly since the date it was acquired.

Revenue and Cost Recognition, page 39

6.	In future filings, please disclose when during the process of supplying your customers the petrochemicals you meet the four elements of recognizing revenue.

Response:

The Company through its wholly owned subsidiary, ESP Petrochemicals, Inc., is a custom formulator of petrochemicals for the oil & gas industry. Since the products are specific to each location, the receipt of an order or purchase order starts the production process. Once the blending takes place, the order is delivered to the land site or dock. When the containers of blended petrochemicals are offloaded at the dock, or they are stored on the land site, a delivery ticket is obtained, an invoice is generated and the Company recognizes revenue. The invoice is generated based on the credit agreement with the customer at the agreed upon price.

The Company will make the requested disclosure in future filings.

Note 5- Notes receivable and investments, page 42

7.

We note your disclosure regarding your investments related to a share purchase agreement With Artemis Energy PLC, which primarily focus on amendments to the original agreement. Please revise your disclosure in future filings to provide investors with a more detailed understanding as to what your investment is.

Specifically:
Clarify what your ownership interest is (i.e., the amount) and what the ownership interest is in (i.e., the oil and gas property or an entity with oil and gas properties, etc,).

Disclose the value of your original investment, any changes to the original investment, how you are accounting for the investment, and the line items in your consolidated financial statements impacted by your accounting.

Disclose whether any of the activities completed to date have resulted in any dry wells or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled.

Disclose the remaining activities that need to be completed to determine whether the properties have proved reserves and the estimated costs to complete these activities.

As your investment relates to the capitalization of costs accounted for under the full cost method for oil and gas properties, disclose the information required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Please provide any additional information that will allow an investor to understand what has been recognized in your consolidated financial statements and what needs to occur, including the estimated cost of those activities, before you can begin amortizing the capitalized costs. Please provide us with the disclosures you intend to include in future filings using the information as of the most recent period.

Response:

Subsequent to Pantera’s amended agreement with Aurora and Boreal in September 2008, we have no ownership interest in Aurora or Boreal or their underlying assets. During 2007 and 2008, Pantera issued cash and stock in order to acquire an ownership interest in Aurora or Boreal. In September 2008, Pantera modified our agreement to convert Pantera’s previous investment in Aurora and Boreal into notes receivable from each company. The note receivable bears interest at 5% per year and expires September 9, 2013. Pantera retained an option to purchase 27% of Aurora and 30% of Boreal from a third party, Artemis Energy PLC, at an exercise price of £10 for a term of 30 years; provided the fair market value of the shares subject to the option exceeds the value of the debt held by Pantera under the aforementioned note receivable issued by such entity. The valuation requirement has not been met for either option and we do not expect that requirement to be met in the near future.

We have not disclosed information related to the drilling activities of Aurora and Boreal, because we do not have an ownership in these properties. In addition, we have no requirement to fund any of the operations of the companies.

We provided a valuation allowance on our notes receivable from Aurora and Boreal. The valuation allowance was determined using management’s estimate potential sale prices of Aurora and Boreal’s concessions compared to other concession properties in Paraguay. While no exact comparisons are available as each concession is unique in geography and data available, potential liquidation value of the concessions is a factor. Other factors considered in the adjustment were the precipitous fall in oil and gas prices, the contraction in credit and financing, and the curtailing of exploration activities by major oil and gas companies.

The Company intends to add the following disclosure to future filings related to its notes receivable from Aurora and Boreal:

Subsequent to the Company’s amended agreement with Aurora, Boreal, and Artemis Energy PLC in September 2008, the Company has no ownership in Aurora or Boreal or their underlying assets. The Company holds notes receivable from Aurora and Boreal in the total amount of $680,371. The notes represent a conversion of the Company’s previous ownership interests in Aurora and Boreal. The Company made cash advances totaling $670,000 to acquire the ownership interests which were later converted into notes receivable. The notes have been reduced by an allowance of $536,000 and interest income is not being accrued on the notes based on the uncertainty of the collectability of the notes. In addition the Company has nominal options to purchase 27% of Aurora and 30% of Boreal from a third party, Artemis Energy PLC, at an exercise price of £10 for a term of 30 years; provided the fair market value of the shares subject to the option exceeds the value of the debt held by the Company under the aforementioned note receivable issued by such entity. The valuation requirement has not been met for either option and we do not expect that requirement to be met in the near future. Each option expires October 13, 2048 and carries and exercise price of £10. The options are considered nominal and are valued at $- on the balance sheet of the Company.

The Company did not exercise its option under the amended agreement to provide Aurora a $500,000 investment in exchange for a note and an additional option for 38% of its equity, or to provide Boreal a $500,000 investment in exchange for a note and an additional option for 35% of its equity by the April 30, 2009 deadline, as per the agreement. This deadline was verbally extended indefinitely. However, in order to focus on its core petrochemical business and existing and potential domestic exploration assets in a tight credit environment, the Company has elected to not pursue additional investments under the amended agreement.

During the six months ended June 30, 2009, the Company increased the allowance on the notes receivable by $134,000 to $536,000 as a result of increase uncertainty about the collectability of the notes. The Company recognized bad debt expense of $134,000 during the six months ended June 30, 2009.

8.

Please provide investors with a detailed understanding as to what the note receivables from Aurora and Boreal represents (i.e., a return on your investment once revenue producing activities begin, a return of your original investment, etc.), including a detailed explanation as to how you determined the valuation allowance. Please also disclose if the note receivables provide for a due date and whether you are earning interest on the amounts due. Please refer to SFAS 114 for additional guidance regarding the accounting and requited disclosures, as applicable and based on the facts and circumstances surrounding the note receivables. Please provide us with the disclosures you intend to include in future filings based on the information available as of your most recent period.

Response:

Please see the response to Item 7 above.

Note 6 - Oil and Gas Properties, page 43

9.

Regarding your 10% interest in the joint venture managed by Trius Energy, LLC, please disclose how you are accounting for this investment and where you are recognizing the asset and any related earnings or expenses. Please note that to the extent you are accounting for this investment in accordance with APB 18, please provide the disclosures required by paragraph 20 of APB 18 and your interest in the net capitalized costs relating to oil and cash producing activities. Please ensure your disclosures for your accounting of this interest also explain how the activities during fiscal year 2008 have impacted your accounting for this interest. In this regard, we note that one of the wells began selling natural gas during fiscal year 2008 for which activities were subsequently shut down, Finally, please provide the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S- X for your portion of the capitalized costs and the corresponding properties. In this regard, please also ensure your disclosure addresses whether any of the activities completed to date have resulted in any dry wel1s or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled. Please provide us with the disclosures you intend to include in future filings based on your most recent period.

Response:

Our interest in the Block 83 and 84 joint venture represents a working interest in oil and gas properties. We have a carried interest in this property for the completion of three wells, the Sibley 84#1, the Gulf-Baker 83#1, and the Sibley 84#2. As a result, we are not required to pay development costs of the property until after each well is completed. Although under the joint venture agreement the initial well, the Sibley 84#1, was tied to the gas gathering sale line and sold a small amount of natural gas, because of the blowout, Trius Energy LLC acting as managing venturer has verbally extended the carry in the Sibley 84#1 for the Fusselman or Devonian zones. Trius is working to obtain additional funding for this well for this purpose and is contractually committed to fund the remaining two wells, Gulf Baker 83#1 and the Sibley 84#2, according to the joint venture agreement and private placement agreement to completion. However, this additional financing is highly dependent on the operational success of the Sibley 84#1, and there can be no assurance that the Sibley 84#1 will be successful.

We account for this interest using proportionate consolidation. We recognized a relatively small amount of revenue when the well produced for a short time. However, the well has now been shut in due to a blow out. The operator of the well is working to obtain insurance reimbursement for the costs incurred related to the blow out of the well. Since the time of the blow out, there has been only insignificant activity on the well. This property continues to be included in unproved properties and excluded from capitalized costs being amortized.

We have not included the disclosures required by paragraph 20 of APB 18, because those disclosures are not applicable since we are not accounting for this investment under the equity method. We will provide the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X. We intend to make the following disclosures related to the Block 83 and 84 Project Lease in our Form 10-Q for the quarter ended June 30, 2009:

Block 83 and 84 Project, JV

On March 6, 2008, our predecessor entity Pantera purchased a 10% interest in a joint venture formed pursuant to a joint venture agreement dated February 24, 2008 with Trius Energy, LLC, as the managing venturer, and certain other joint venturers, in consideration for $800,000. The joint venture was formed for the purpose of drilling certain oil and gas fields in Texas, USA. Upon entering into this agreement, a director of Trius Energy, LLC was appointed as a director of the Company. The initial well, the Sibley 84#1, was drilled and re-entered on the property. The well is currently shut in due to a blow out. Work to repair the blowout began in August 2009. The Company expects that the operator will receive insurance reimbursement late in 2009 to cover the cost of the repairs of the damage from the blow out. Although the Sibley 84#1 was tied to the gas gathering sale line and sold small amounts of natural gas, because of the blowout, Trius Energy LLC acting as managing venturer has verbally extended the carried interest for all joint venturers in the Sibley 84#1 for the Fusselman or Devonian zones. Trius is working to obtain additional funding for this well for this purpose and is contractually committed to fund the remaining two wells, Gulf Baker 83#1 and the Sibley 84#2, according to the joint venture agreement and private placement agreement to completion. However, this additional financing is highly dependent on the operational success of the Sibley 84#1, and there can be no assurance that the Sibley 84#1 will be successful.

Although work has begun to repair the blowout, there is a risk that damage to the well may exceed the value of the insurance coverage. If this is the case, there is a risk that there will not be additional financing above the insured amount to repair the well with the result that the value of the Company’s interest in the project will likely be impaired. This investment represents a working interest in oil and gas properties and is included in unevaluated oil and gas properties on the balance sheet.

10.	Regarding your interest in Baker Ranch Block 80, please disclose the following:
Your interest is in the oil and gas properties that comprise the Baker Ranch Block 80, including how you have reflected your interest in the consolidated financial statements.
When you acquired your interest in the Baker Ranch Block 80, when the lease term began and the length of the lease for this property.

When exploration and/or development activities began on this property, whether any of the activities completed to date have resulted in any dry wells or other evidence that suggests there are no proven reserves for the property or the wells that have been drilled, when you expect such activities will be completed such that the capitalized costs will be included in the full cost method pool and begin amortizing the capitalized costs, and the estimated costs to complete the exploration and development activities,

A detailed description of the costs you have capitalized by cost category.

Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance. Please provide us with the disclosures you intend to include in future filings based on the information available as of your most recent period.

Response:

We do not currently hold a working interest in the Baker 80 Lease. We own the right to receive cash flow from any wells drilled on this property after the payment of a promissory note in the amount of $87,190 to the Investor (as defined in our Form 10-Q). Our interest in the cash flow is set forth in the proposed disclosure following this paragraph. Our interest in the property could be converted into up to a 21% working interest in the property if the cash flow reaches an adequate level. A drilling rig was moved in on November 14, 2008 and commenced operations. Operations encountered a problem with the liner in the well at approximately 14,236 feet. The Investor refused to finance possible solutions to solve the liner problem in order to complete the well. Estimates to complete the well in a higher zone, the Upper Wolfcamp, were then obtained from various vendors, including an acid stimulation. Subsequent to our obtaining the estimates, the Investor refused to fund the completion of the well in the Upper Wolfcamp above 14,000 feet. Lakehills as operator of the well issued a non-consent notice to the investor under the Joint Operating Agreement in May 2009. The Investor immediately disputed this filing; however, the Investor has not performed as required in the agreement, and the Company believes that they do not intend to perform. Efforts at replacing the Investor with alternate financing have been ongoing without definitive success. Although efforts continue to find alternative financing, without current financing to complete the well, the Company has elected to write off its investment as of June 30, 2009.

We intend to make the following disclosures related to the Baker 80 Lease in our Form 10-Q for the quarter ended June 30, 2009:

Baker 80 Lease

By an agreement dated August 11, 2008, our predecessor entity Pantera agreed to acquire a 95% working interest and 71.25% revenue interest, in the Baker 80 Lease located in Pecos County, Texas (the “Property”) from Lakehills Production, Inc. (“Lakehills”) in consideration for $10,000 previously advanced and $726,000 to be paid as follows:

  150,000 on or before August 11, 2008– 15.66% (paid)

  200,000 on or before August 20, 2008 – 27.55% (paid)

  376,000 on or before September 30, 2008 – 51.79% (not paid)

The Company was given an indefinite verbal extension on the payment of the $376,000 to acquire an additional 51.79% .. The Company negotiated a reduction in the purchase price for the final 51.79% to $87,190. On October 30, 2008, the Company borrowed $87,190 from a private equity drilling fund (the “Investor”) to purchase the remaining 51.79% working interest in the Property. The Investor advanced the funds directly to Lakehills, and the Company issued a promissory note to Investor for $87,190. The Company’s ownership in the Property is governed by the drilling program described below.

On October 30, 2008, we entered into and closed the definitive documents for the transaction with Lakehills and a private equity drilling fund (“the Investor”). Pursuant to the terms of the Agreement, we, along with Lakehills, entered into drilling arrangements with the Investor whereby we and Lakehills granted the Investor an exclusive option to fund the drilling, reentry and completion of certain wells located in the West Gomez field (Baker Ranch) located in Pecos County, Texas. According to the terms of the Agreement, the Company and Lakehills transferred to the Investor a combined 100% working interest in the wells. Upon tie-in of each well, the Investor will own a 95% working interest in such well and the Investor will grant to Lakehills a 5% working interest. The Investor’s working interest shall remain 95% until such time as the Investor has achieved a 12% internal rate of return from its investment (“IRR”) in the well. Thereafter, the Investor will grant to us a 5% working interest and the Investor’s working interest percentage will be reduced to 90% until such time as the Investor has achieved a 20% IRR from its investment in the Well Program. Thereafter, the Investor will grant to us an additional 10% working interest such that our working interest will be 15% and the Investor’s working interest will be reduced to 80% until such time as the Investor has achieved a 25% IRR from its investment in the Well Program. Thereafter, the Investor will grant to us an additional 6% working interest such that our interest in such Well will be 21% and the Investor’s working interest will be reduced to 74% accordingly. In all cases, Lakehills’ working interest will remain at 5%.

The Investor shall receive 100% of the cash flows on the initial well (the “Initial Well”) until such cash flow received exceeds the $87,190 plus interest represented by a promissory note that we executed in favor of the Investor, which bears interest at 5% per year and is due April 30, 2009. This note has been verbally extended indefinitely. No cash distributions shall be paid to us or to Lakehills until the Note has been paid in full. Upon full payment of the Note, we shall receive 100% of the cash flow from the Initial Well until the aggregate amount of such cash flow received by us totals $350,000. No cash distributions shall be made or otherwise accrue to the Investor or Lakehills during this period. Thereafter, the Investor will receive 50% of the Initial Well’s operating cash flow and we will receive 50% of the Initial Well’s operating cash flow until each party receives $175,000 (i.e., an aggregate of $350,000). No cash distributions shall be made or otherwise accrue to Lakehills during this period. Thereafter, cash distributions shall be calculated in accordance with the then current working interest ownership percentages associated with the Initial Well as outlined in the paragraph above. The distributions that would otherwise be payable to us pursuant to the immediately preceding sentence shall be paid to the Investor until the aggregate of such distributions paid to the Investor totals $175,000. The first $525,000 of cash flow received by the Company under the transaction documents shall be used to satisfy its obligations to certain investors under an oil and gas certificate agreement.

Lakehills issued a non-consent filing to the investor in May 2009 under the terms of the Joint Operating Agreement dated October 30, 2008. The Investor immediately disputed this filing; however, the Investor has not performed as required in the agreement, and the Company believes that they do not intend to perform. Efforts at replacing the Investor with alternate financing have been ongoing without definitive success. Although efforts to find alternative financing continue, without current financing to complete the well, the Company has elected to write off its investment as of June 30, 2009.

Note 9 - Acquisition, page 46

11.

We note the pro forma information you have provided for the results of operations related to the acquisition of ESP Petrochemicals, Inc. on June 15, 2007. Based on these disclosures, it appears that you did not identify ESP Petrochemicals, Inc. as your predecessor at the time of acquisition. In this regard, when an entity is acquired and is identified as the predecessor, the historical financial statements should reflect the operating results, financial position and cash flows of the predecessor prior to acquisition. Please refer to Rule 8-01 of Regulation S-X for guidance. Please provide us with a detailed explanation as to how you determined ESP Petrochemicals, Inc. was not your predecessor, as defined in Rule 405 of Regulation C.

Response:

We agree that ESP Petrochemicals should have been identified as the predecessor entity in the pro forma financial statements related to the June 2007 acquisition. However, we noted that the activities of ESP Petrochemicals were immaterial prior to the acquisition date and therefore were excluded from the pro forma financial statements and the 2008 10K.

Form 10-Q for the Fiscal Quarter Ended March 31. 2009

Item 4T. Controls and Procedures

12.	Please amend your first quarter of fiscal year 2009 Form 10-Q to address each of the following:

Please disclose the principal executive and principal financial officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of March 31. 2009. Refer to Item 307 of Regulation S-K for guidance.

Please provide a more detailed description of the material weakness identified relating to your equity transactions. Specifically, please disclose:
	o	the control deficiency identified (i.e. what weakness in your control environment caused the issues relating to your equity transactions);
	o	all areas of the financial reporting process that may be impacted by the control deficiency identified; and
o

the specific impacts the control deficiency had on your financial statements, which would include a detailed description of any adjustments that were required to be made to accurately present your consolidated financial statements in accordance with US GAAP.

Please consider providing us with a draft of the amendment you intend to file on EDGAR prior to such filing.

Response:

We intend to amend Form 10-Q for the quarter ended March 31, 2009 to include the following revised discussion of our controls and procedures:

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this quarterly report, being March 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s President and Chief Executive Officer. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our financial reporting controls and procedures were not effective to ensure that information required to be reported in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In connection with the completion of the review and issuance of the Form 10-Q report on our financial statements for the quarter ended March 31, 2009, we identified deficiencies that existed in the design or operation of our internal control over financial reporting that it considers to be “material weaknesses.” The PCAOB has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The material weaknesses persisted during the period covered by this report.

The deficiencies in our internal controls related to recording and valuing equity transactions related to the reverse acquisition. The adjustments to those items were detected in the review process and have been appropriately recorded and disclosed in this report. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of persons within our organization. Additional effort is needed to fully remedy these deficiencies and we are continuing our efforts to improve internal control over financial reporting.

Exhibits 32.1 and 32.2

13.

In an amendment to your first quarter of fiscal year 2009 Form 10-Q, please include Section 906 certifications that refer to the appropriate form. In this regard, your current certifications refer to a Form 10-Q for the period ending November 30, 2008, rather than March 31. 2009.

Response:

We will amend our Form 10-Q for the quarter ended March 31, 2009 to include the following revised Section 906 certifications:

In connection with the Quarterly Report of ESP Resources, Inc. (the “Company”) on Form 10-Q for the period ending March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof, I, Chris Metcalf, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Company’s Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.